Exhibit 99.2

Reconciliation of Non-GAAP Results of Operations Measures to the Comparable GAAP Financial Measures

(In thousands of US dollars)

	For the Six Months Ended June 30,
	2024	2023
	USD$	USD$
Reconciliation of non-GAAP loss from operations:
Loss from operations	(5,745)	(4,059)
Add back: Share-based compensation expenses	1,447	1,218
Adjusted loss from operations	(4,298)	(2,841)

Reconciliation of non-GAAP net loss:
Net Loss	(5,370)	(4,477)
Add back: Share-based compensation expenses	1,447	1,218
Adjusted Net loss	(3,923)	(3,259)